FERROVIAL SE (“FERROVIAL”) ANNOUNCES THE COMPLETION OF THE SALE OF ITS ENTIRE STAKE IN HEATHROW Amsterdam, 3 July 2025 Reference is made to the announcement dated 26 February 2025 regarding the sale by Ferrovial and certain other shareholders of FGP Topco (parent company of Heathrow Airport Holdings Ltd) of 10% of the share capital of FGP Topco. Following satisfaction of applicable conditions Ferrovial, La Caisse (formerly CDPQ) and USS have completed the sale, whereby Ferrovial has sold its entire stake (5.25%), La Caisse has sold its entire stake (2.65%) and USS has also sold its entire stake (2.1%) for a total consideration of GBP 887.5 million, of which GBP 466 million (approximately EUR 551 million) correspond to Ferrovial’s stake. As a consequence of the transaction Ferrovial will recognize an estimated profit of EUR 31 million as of 30 June 2025, in addition to the profit already booked in 2024 as fair value of the financial investment. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.